John S. Marten Attorney at Law +1 (312) 609 7753 jmarten@vedderprice.com	222 North LaSalle Street Chicago, Illinois 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

July 29, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund; File Nos. 002-78808 and 811-03541

Dear Sir/Madam:

On behalf of Asset Management Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 78 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, Ultrashort Financing Fund.

If you have any questions, please contact the undersigned at (312) 609-7753.

Very truly yours, /s/ John S. Marten

JSM/gk

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